Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP RESUMES OPERATIONS AFTER CYBERATTACK

VALCOURT, Quebec, August 15, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) reports that the Company’s efforts to restore systems and business operations are continuing following the recent cyberattack.

Today, BRP manufacturing sites in Valcourt (Canada), Rovaniemi (Finland), Sturtevant (USA) and Gunskirchen (Austria) are ramping up production activities and expect to be fully operational on August 16, 2022. The rest of the production sites are planning to resume operations over the course of the week in a phased approach.

BRP’s team, with the assistance of external advisors, are currently working to restore all internal systems from its back-up repositories. The Company confirms that the malware infiltration came through a third-party service provider. BRP believes that the impact of the cyberattack was limited to its internal systems.

At this time, while the investigation is still ongoing, it has not revealed any evidence that its clients’ personal information would have been affected by the attack. As such, at this stage, BRP expects that the impact of this incident from a data privacy perspective should be limited. Should the circumstances change, BRP would directly contact individuals or corporations impacted.

“Cybersecurity at BRP is a top priority. We have a strong team of experts committed to taking every appropriate measure to ensure the integrity of systems and data,” said José Boisjoli, President and CEO of BRP. “I thank them for all their efforts to mitigate the consequences of the attack.”

BRP has put in place a recovery plan to minimize the financial consequences of the cyberattack and does not anticipate any impact on its year-end financial guidance.

Caution concerning forward-looking statements

Certain information included in this release, including, but not limited to, statements relating to the resumption of operations at various BRP sites, the timing of such activities, the fact that the impact from this cyberattack was limited to its internal systems, was limited from a data privacy perspective, the Company’s ability to mitigate financial consequences due to this cyberattack, and its lack of impact on its financial-year end guidance and statements about the Company’s current and future business and strategic plans, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com